Ladbrokes PLC

RECEIVED

2006 DEC -6 P 1:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 21 NOVEMBER 2006 BARCLAYS NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.




06018988

SUPPL

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 16 NOVEMBER 2006, PURSUANT TO PART VI OF THE ACT, FROM DEUTSCHE BANK AG ("DEUTSCHE") THAT DEUTSCHE AND ITS SUBSIDIARIES HAVE AN INTEREST IN 19,086,562 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENT 3.04% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

deutsche61116

END